October 25, 2018

VIA EDGAR

Mara L. Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Equitrans Midstream Corporation

Registration Statement on Form 10

File No. 001-38629

Dear Ms. Ransom:

Reference is made to the Registration Statement on Form 10 (File No. 001-38629) (as amended to date, the Registration Statement), filed by Equitrans Midstream Corporation (the Company) with the U.S. Securities and Exchange Commission (the Commission).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on October 26, 2018, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Victor Goldfeld of Wachtell, Lipton, Rosen & Katz, at (212) 403-1005. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Goldfeld and that such effectiveness also be confirmed in writing.

Sincerely,

EQUITRANS MIDSTREAM CORPORATION

/s/ Thomas F. Karam
Thomas F. Karam
President and Chief Executive Officer

cc:                                Jimmi Sue Smith, EQT Corporation

Robert J. McNally, EQT Corporation

Victor Goldfeld, Wachtell, Lipton, Rosen & Katz

[Signature Page to Acceleration Request]